FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2007
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item		Page
Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Fiscal Year 2006 Financial Results	3

Signatures		10

Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Fiscal Year 2006 Financial Results
FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2006 FOURTH QUARTER AND
ANNUAL FINANCIAL RESULTS
Company recently announced the formation of a special committee of independent directors to evaluate a going private proposal
Buenos Aires, March 30, 2007 — Claxson Interactive Group Inc. (XSONF.PK; “Claxson” or the “Company”), today announced financial results for the three and twelve-month periods ended December 31, 2006. As previously announced, in December 2006 the Company executed agreements for the sale of the majority of its Pay TV division and Broadcast Radio divisions with Turner and Prisa, respectively, and in accordance with applicable accounting principles, the assets, liabilities and operations of these two operations are reflected as assets and liabilities held for sale in the balance sheet and as discontinued operations in the statement of operations of the Company.
Also as previously announced, management has made a proposal to take the Company private at a price of $10.50 per share. Claxson’s board of directors has formed a special committee to evaluate and negotiate this proposal and other strategic alternatives.
Financial Highlights
Fourth Quarter 2006
Net revenue for the fourth quarter of 2006 was $6.7 million, a 23% increase from net revenue of $5.4 million for the fourth quarter of 2005. Operating expenses for the three months ended December 31, 2006 were $7.5 million, an 8% decrease from the $8.1 million for the fourth quarter of 2005. Operating loss was $0.8 million for the three-month period ended December 31, 2006 compared to $2.7 million for the three-month period ended December 31, 2005. Foreign currency exchange gain for the three-month period ended December 31, 2006 was $0.1 million compared to a foreign exchange loss of $0.1 million for the three-month period ended December 31, 2005. Net income from continuing operations for the three months ended December 31, 2006 was $0.2 million ($0.01 per common and diluted share), compared to a net loss of $2.5 million ($0.12 per common and $0.11 per diluted share) for the same period in 2005. Net income for the three months ended December 31, 2006 was $4.7 million ($0.22 per common and $0.21 per diluted share), compared to $0.1 million ($0.01 per common and diluted share) for the same period in 2005.
Fiscal Year 2006
Net revenue for the twelve-month period ended December 31, 2006 was $24.7 million, a 22% increase compared to $20.2 million for the same period in 2005. Operating expenses for the twelve-month period ended December 31, 2006 were $29.3 million, a 6% increase compared to $27.7 million in the same period of 2005. Operating loss was $4.6 million for the twelve-month period ended December 31, 2006 compared to $7.4 million for the same period in 2005. Foreign currency exchange loss for the twelve-month period ended December 31, 2006 was $0.1 million, a $0.7 million difference with the $0.6 million foreign currency exchange gain for the same period of 2005. Net loss from continuing operations for the twelve-month period ended December 31, 2006 was $3.9 million ($0.19 per common and $0.18 per diluted share), versus $8.0 million ($0.39 per common and $0.36 per diluted share) for the same period in 2005. Net income for the twelve-month period ended December 31, 2006 was $13.0 million ($0.62 per common and $0.59 per diluted share), versus $6.2 million ($0.31 per common and $0.28 per diluted share) for the same period in 2005.

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS — INFORMATION BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenue	and amort.)	& amortization	expenses	(loss)
For the Three Months Ended December 31,
2006
Pay TV	$6,356	$(6,562)	$(134)	$(6,696)	$(340)
Broadband & Internet	259	385	(80)	305	564
Corporate	74	(1,143)	—	(1,143)	(1,069)

Total	$6,689	$(7,320)	$(214)	$(7,534)	$(845)

2005
Pay TV	$5,334	$(6,245)	$(198)	$(6,443)	$(1,109)
Broadband & Internet	24	(596)	—	(596)	(572)
Corporate	73	(1,109)	—	(1,109)	(1,036)

Total	$5,431	$(7,950)	$(198)	$(8,148)	$(2,717)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenue	and amort.)	& amortization	expenses	(loss)
For the Twelve Months Ended December 31,
2006
Pay TV	$23,679	$(24,429)	$(519)	$(24,948)	$(1,269)
Broadband & Internet	695	(278)	(322)	(600)	95
Corporate	291	(3,742)	(1)	(3,743)	(3,452)

Total	$24,665	$(28,449)	$(842)	$(29,291)	$(4,626)

2005
Pay TV	$19,848	$(22,261)	$(752)	$(23,013)	$(3,165)
Broadband & Internet	95	(696)	—	(696)	(601)
Corporate	302	(3,960)	—	(3,960)	(3,658)

Total	$20,245	$(26,917)	$(752)	$(27,669)	$(7,424)
“While we advance in the regulatory approval process for the Pay TV and Radio sale transactions management, with the support of a group of controlling shareholders, has made a proposal to take the Company private” said Roberto Vivo, Chairman and CEO. “Given the smaller anticipated operating size of Claxson, and the increase of public company costs it is difficult for a company like Claxson to continue to operate as a reporting company.”
The financial results of operations of Pay TV only include the Playboy TV Latin America joint venture as well as the operation of our technical facility in Miami which are not part of the discontinued operations.
PAY TV
Net revenue for the fourth quarter of 2006 was $6.4 million, a 19% increase from net revenue of $5.3 million for the fourth quarter of 2005. The increase in net revenue is principally attributable to an increase in subscriber-based fees and to a lesser extent to the development of the Mobile business for our Pay TV content. Net revenue for the twelve-month period ended December 31, 2006 was $23.7 million compared to $19.8 million for the same period of 2005. The increase in net revenue is principally attributable to an increase in subscriber-based fees and to a lesser extent to an increase in sales in Mobile platforms.
Operating expense (before depreciation and amortization) for the fourth quarter of 2006 was $6.6 million compared to $6.2 million for the same period in 2005. The increase is principally attributable to higher programming expenditures as a result of increased original productions. Operating expenses (before depreciation and amortization) for the twelve-month period ended December 31, 2006 were $24.4 million compared to $22.3 million for the same period of 2005 primarily as a result of higher programming expenditures.
Operating loss for the fourth quarter of 2006 was $0.3 million compared to operating loss of $1.1 million for the same period in 2005. Operating loss for the twelve-month period ended December 31, 2006 was $1.3 million compared to $3.2 million for the same period of 2005.
BROADBAND & INTERNET
Net revenue for the fourth quarter of 2006 increased to $0.3 million from $0.1 million for the fourth quarter of 2005. Net revenue for the twelve-month period ended December 31, 2006 was $0.7 million compared to $0.1 million for the same period of 2005. The increase in revenue is a result of the addition of new clients.
Operating expenses (before depreciation and amortization) for the fourth quarter of 2006 represented a reversal of $0.4 million compared to an expense of $0.6 million. The reversal represents the forfeiture and favorable outcome of a tax claim in Brazil. Operating expense (before depreciation and amortization) for the twelve-month period ended December 31, 2006 was $0.3 million, compared to $0.7 million for the same period of 2005, primarily as a result of the reversal of the Brazilian tax claim expense.
Operating income for the fourth quarter of 2006 was $0.6 million compared to a $0.6 million loss for the same period in 2005. Operating income for the twelve-month period ended December 31, 2006 was $0.1 million, compared to an operating loss of $0.6 million for the same period of 2005.
Liquidity
As of December 31, 2006, Claxson had cash and cash equivalents of $14.2 million (excluding $5.9 million in cash at companies subject to the sale transactions) and financial debt of $39.3 million including principal and accrued but unpaid interest. In addition, future interest payments on the Company’s 8.75% Senior Notes due in 2010, totaling $9.4 million as of December 31, 2006, are recorded as debt.
For the twelve-month period ended December 31, 2006, Claxson’s operating activities (including the discontinued operations) generated cash flows of $12.5 million compared to $16.7 million for the same period of 2005. The difference is primarily due to a slower collection process as compared to 2005. Cash generated from operating activities was primarily used for the payment of debt obligations, for capital expenditures and investments.
About Claxson
Claxson (XSONF.PK) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, radio and the Internet. Headquartered in Buenos Aires, Argentina and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
This press release contains forward-looking statements within the meaning of the “safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on September 27, 2006.
# # #

Contacts:

Press	Investors
Juan Iramain	Jose Antonio Ituarte
VP, Communications	Chief Financial Officer
Claxson	Claxson
011-5411-4339-3701	011-5411-4339-3700
— Financial Tables Attached —

CLAXSON
UNAUDITED BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	December 31,	December 31,
	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,183	$19,716
Accounts receivable, net	7,120	4,863
Other current assets	1,290	3,028
Assets held for sale	125,110	127,592

Total current assets	147,703	155,199

PROPERTY AND EQUIPMENT, net	2,211	1,686
PROGRAMMING RIGHTS, net	1,237	1,068
INVESTMENTS IN UNCONSOLIDATED AFFILIATES	4,662	2,381
GOODWILL	23,168	23,168
OTHER ASSETS	1,324	1,537

TOTAL ASSETS	$180,305	$185,039

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$11,131	$10,643
Liabilities related to assets held for sale	69,482	80,923
Current portion of programming rights obligations	1,568	1,506
Current portion of long-term debt	9,640	9,306

Total current liabilities	91,821	102,378
LONG-TERM LIABILITIES:
Long-term debt, net of current portion	39,052	48,693
Other long-term liabilities	574	574

Total long-term liabilities	39,626	49,267
MINORITY INTEREST	316	293
SHAREHOLDERS’ EQUITY	48,542	33,101

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$180,305	$185,039

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
NET REVENUE:
Subscriber-based fees	$4,704	$4,454	$18,782	$16,447
Advertising	191	11	456	71
Production services	575	450	2,203	1,619
Other	1,219	516	3,224	2,108

Total net revenue	6,689	5,431	24,665	20,245

OPERATING EXPENSES:
Product, content and technology	(4,192)	(3,740)	(14,740)	(12,542)
Marketing and sales	(1,203)	(2,130)	(6,958)	(6,829)
Corporate and administration	(1,925)	(2,080)	(6,751)	(7,546)
Depreciation and amortization	(214)	(198)	(842)	(752)

Total operating expenses	(7,534)	(8,148)	(29,291)	(27,669)

OPERATING LOSS	(845)	(2,717)	(4,626)	(7,424)
INTEREST EXPENSE	(17)	(73)	(195)	(325)
OTHER INCOME, NET	807	925	1,427	1,166
FOREIGN CURRENCY EXCHANGE (LOSS) GAIN	68	(60)	(29)	642
NET (LOSS) FROM UNCONSOLIDATED AFFILIATES	222	(533)	(215)	(2,593)

INCOME (LOSS) BEFORE INCOME TAXES , MINORITY INTEREST AND DISCONTINUED OPERATIONS	235	(2,458)	(3,638)	(8,534)
INCOME TAXES	(56)	(61)	(233)	296
MINORITY INTEREST	(22)	21	(27)	267

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	157	(2,498)	(3,898)	(7,971)
GAIN ON DISCONTINUED OPERATIONS	4,521	2,676	16,872	14,203

NET INCOME	$4,678	$178	$12,974	$6,232

NET INCOME PER COMMON SHARE:
Income (loss) from continuing operations
Basic	$0.01	$(0.12)	$(0.19)	$(0.39)

Diluted	$0.01	$(0.11)	$(0.18)	$(0.36)

Gain on discontinued operations
Basic	$0.21	$0.13	$0.80	$0.70

Diluted	$0.21	$0.12	$0.77	$0.65

NET INCOME PER SHARE:
Basic	$0.22	$0.01	$0.62	$0.31

Diluted	$0.21	$0.01	$0.59	$0.28

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS:
Basic	21,650	20,478	20,991	20,416

Diluted	22,047	21,993	21,944	21,895

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS — INFORMATION BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenue	and amort.)	& amortization	expenses	(loss)
For the Three Months Ended December 31,
2006
Pay TV	$6,356	$(6,562)	$(134)	$(6,696)	$(340)
Broadband & Internet	259	385	(80)	305	564
Corporate	74	(1,143)	—	(1,143)	(1,069)

Total	$6,689	$(7,320)	$(214)	$(7,534)	$(845)

2005
Pay TV	$5,334	$(6,245)	$(198)	$(6,443)	$(1,109)
Broadband & Internet	24	(596)	—	(596)	(572)
Corporate	73	(1,109)	—	(1,109)	(1,036)

Total	$5,431	$(7,950)	$(198)	$(8,148)	$(2,717)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenue	and amort.)	& amortization	expenses	(loss)
For the Twelve Months Ended December 31,
2006
Pay TV	$23,679	$(24,429)	$(519)	$(24,948)	$(1,269)
Broadband & Internet	695	(278)	(322)	(600)	95
Corporate	291	(3,742)	(1)	(3,743)	(3,452)

Total	$24,665	$(28,449)	$(842)	$(29,291)	$(4,626)

2005
Pay TV	$19,848	$(22,261)	$(752)	$(23,013)	$(3,165)
Broadband & Internet	95	(696)	—	(696)	(601)
Corporate	302	(3,960)	—	(3,960)	(3,658)

Total	$20,245	$(26,917)	$(752)	$(27,669)	$(7,424)

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. dollars)

	Twelve Months Ended
	December 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,974	$6,232
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of programming rights	3,668	4,111
Share-based compensation	245	57
Depreciation and amortization	3,636	4,456
Accrued and (uncollected) unpaid interest	(597)	(324)
Gain due to recovery of forfeited and favorable outcome of Brazilian tax claim	(849)	—
Exchange rate loss (gain)	1,290	1,546
Net loss (gain) on disposal of assets	159	(1,135)
Equity in (earnings) losses from unconsolidated affiliates and related transactions	215	2,593
Dividends from unconsolidated affiliates	308	478
Minority interest	27	(267)
Changes in operating assets and liabilties	(8,546)	(1,019)

Net cash provided by operating activities	12,530	16,728

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,903)	(2,465)
Investment in unconsolidated affiliates	(1,873)	(1,128)
Proceeds from sale of investments in equity securities	—	417
Redemption of deposit for the sale of subsidiary	—	(506)
Proceeds from sale of investments in subsidiaries and affiliates, net	998	10,938

Net cash (used in) provided by investing activities	(2,778)	7,256

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments of short/long-term debt	(14,721)	(6,304)
Proceeds from excercised stock options	7	128

Net cash (used in) financing activities	(14,714)	(6,176)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	(84)	48

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,046)	17,856

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,126	7,270

CASH AND CASH EQUIVALENTS, END OF YEAR	$20,080	$25,126

Cash arising from cash flows include cash in the amount of $5,897 and $5,410 of PayTV and Broadcast bussineses to be discontinued, which has been disclosed within Assets held for sale on the Balance Sheets as of December 31, 2006 and 2005, respectively.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: April 9, 2007	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer